# LEGG MASON
## GLOBAL ASSET MANAGEMENT

News Release

**FOR IMMEDIATE RELEASE**

**Investor Relations:**
Alan Magleby
410-454-5246
amagleby@leggmason.com

**Media:**
Mary Athridge
212-805-6035
mkathridge@leggmason.com

## LEGG MASON REPORTS RESULTS FOR THIRD FISCAL QUARTER 2014

### -- Third Quarter Net Income of $82 Million, or $0.67 per Diluted Share --

### -- Third Quarter Adjusted Income of $125 Million, or $1.03 per Diluted Share --

### -- Assets Under Management of $680 Billion --

Baltimore, Maryland – January 31, 2014 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the third fiscal quarter ended December 31, 2013.  The Company reported net income[1] of $81.7 million, or $0.67 per diluted share, as compared with net income of $86.3 million, or $0.70 per diluted share, in the previous quarter, and a net loss of $453.9 million, or $3.45 per diluted share, in the third quarter of fiscal 2013.  Included in last quarter's results was a United Kingdom tax benefit of $19.2 million, or $0.16 per diluted share. The prior year quarter included $734.0 million, $508.3 million after-tax, or $3.86 per diluted share, in non-cash impairment charges related to intangible assets.   Adjusted income[2] for the third quarter was $124.6 million, or $1.03 per diluted share, as compared to $104.5 million, or $0.85 per diluted share, in the previous quarter and $91.8 million, or $0.70 per diluted share, in the third quarter of fiscal 2013.  For the quarter, operating revenues were $720.1 million, up 8% from $669.9 million in the prior quarter, and up 7% from $673.9 million in the third quarter of fiscal 2013.  Operating expenses were $598.4 million, up 6% from $563.5 million in the prior quarter, and up 4% from $573.2 million in the third quarter of fiscal 2013, which excludes the non-cash impairment charge of $734.0 million.

Assets Under Management ("AUM") were $679.5 billion, up 4% from $656.0 billion as of September 30, 2013 and up 5% from $648.9 billion as of December 31, 2012.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.13 per share.

### (Amounts in millions, except per share amounts)

|  | Quarters Ended | | | Nine Months Ended | |
|---|---|---|---|---|---|
|  | Dec 2013 | Sept 2013 | Dec 2012 | Dec 2013 | Dec 2012 |
| Total Operating Revenues | $ 720.1 | $ 669.9 | $ 673.9 | $ 2,060.4 | $ 1,944.9 |
| Total Operating Expenses | 598.4 | 563.5 | 1,307.2 | 1,748.8 | 2,422.4 |
| Operating Income (Loss) | 121.7 | 106.4 | (633.3) | 311.6 | (477.5) |
| Net Income (Loss)[1] | 81.7 | 86.3 | (453.9) | 215.8 | (382.5) |
| Adjusted Income[2] | 124.6 | 104.5 | 91.8 | 314.3 | 280.5 |
| Net Income (Loss) Per Share - Diluted[1] | 0.67 | 0.70 | (3.45) | 1.75 | (2.84) |
| Adjusted Income Per Share - Diluted[2] | 1.03 | 0.85 | 0.70 | 2.55 | 2.08 |

(1)   Net Income (Loss) Attributable to Legg Mason, Inc.
(2)   See "Use of Supplemental Non-GAAP Financial Information" below.

---

Batterymarch  •  Brandywine Global  •  ClearBridge Investments  •  Legg Mason Global Asset Allocation  •  Legg Mason Global Equities Group
Permal  •  Royce & Associates  •  Western Asset Management

**Comments on the Third Quarter of Fiscal Year 2014 Results**

Joseph A. Sullivan, President and CEO of Legg Mason said, "Legg Mason reported higher revenues, net inflows and solid earnings for the quarter as our flow picture and business mix continued to improve.  Overall investment performance remained strong and long-term flows were flat but improved, led by strong inflows at ClearBridge Investments and Brandywine Global, which offset outflows at Royce and Batterymarch.  The strengthening flow and mix picture coupled with our ongoing focus on controlling expenses positively impacted profitability and margins, a trend we have seen for the past three quarters.  During the quarter, we repurchased 2.3 million shares and will continue to look to prudently return capital to shareholders even as we focus on growing our franchise.  As another sign of our momentum, we saw strong investor demand for our recently completed senior notes offering, allowing us to lock in long-term debt capital at current historically low rates.

"As we began calendar year 2014, we announced the appointment of Thomas K. Hoops as Head of Business Development.  Tom will focus on working with executive leadership, our affiliates and global distribution on both organic growth through product development and opportunistically adding talent and capabilities that serve the diverse needs of investors.  Our global distribution platform, with access to a significant and growing percentage of the retail client channel, is primed for a meaningful increase in product solutions for our clients.  We remain focused on maintaining strong investment performance, generating consistent long-term inflows and continuing to improve our profitability and margins."

**Assets Under Management Increased to $680 Billion**

AUM increased to $679.5 billion compared with $656.0 billion at September 30, 2013, driven by a $13.6 billion increase in market performance and negative foreign exchange and net inflows of $9.9 billion.  AUM was up 5% from $648.9 billion as of December 31, 2012.

- Fixed income inflows were $700 million, equity outflows were $700 million and liquidity inflows were $9.9 billion for the quarter ended December 31, 2013.

- At December 31, 2013, fixed income represented 52% of AUM, while equity represented 27% and liquidity represented 21% of AUM.

- By geography, 62% of AUM was from clients domiciled in the United States and 38% from non-US domiciled clients.

- Average AUM during the quarter was $670.0 billion compared to $650.4 billion in the prior quarter and $648.3 billion in the third quarter of fiscal year 2013.  Average long-term AUM was $533.4 billion compared to $518.3 billion in the prior quarter and $516.9 billion in the third quarter of fiscal year 2013.

**Comparison to the Second Quarter of Fiscal Year 2014**

Net income was $81.7 million, or $0.67 per diluted share, as compared with net income of $86.3 million, or $0.70 per diluted share, in the second quarter of fiscal year 2014.  The current quarter results included $12.3 million, or $0.07 per diluted share, in severance and other operating expenses related to several previously disclosed corporate initiatives, including the closing down or reorganizing of certain businesses and the ongoing initiative to increase efficiency. This compared to $9.5 million, or $0.05 per diluted share, of such charges in the prior quarter. The prior quarter results included a U.K. tax benefit of $19.2 million, or $0.16 per diluted share.

- Operating revenues of $720.1 million were up 8% compared to $669.9 million in the prior quarter, primarily due to a $33.4 million increase in performance fees, as well as higher average AUM.

- Operating expenses of $598.4 million were up 6% from $563.5 million in the prior quarter and included $12.3 million in costs related to corporate initiatives, compared to $9.5 million of such costs in the second quarter of fiscal year 2014.  In addition, the current quarter expenses included a gain of $6.5 million in the market value of deferred compensation and seed investments, which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $4.2 million in the prior quarter. The current quarter results included a $5.0 million charge related to a fair value adjustment of the contingent consideration liability from the Fauchier acquisition.  Excluding

Batterymarch  •  Brandywine Global  •  ClearBridge Investments  •  Legg Mason Global Asset Allocation  •  Legg Mason Global Equities Group
Permal  •  Royce & Associates  •  Western Asset Management

2

the above items, operating expenses increased by 5% from the second quarter of fiscal 2014, reflecting higher revenue share compensation related to higher revenues.

- Other non-operating income was $4.3 million, as compared to $0.5 million of income in the second quarter of fiscal 2014. Gains on corporate investments, not offset in compensation, were $10.0 million compared with gains of $7.6 million in the prior quarter. The current quarter also included gains on funded deferred compensation and seed investments, as described above. The prior quarter results included a $1.8 million loss on the sale of Private Capital Management. In addition, the current quarter included $1.2 million in losses associated with consolidated investment vehicles compared to $2.0 million in gains in the prior quarter. The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 16.9%, as compared to 15.9% in the prior quarter. Operating margin, as adjusted,[2] was 24.1%, as compared with 22.3% in the prior quarter.

- Adjusted income was $124.6 million, or $1.03 per diluted share, compared to adjusted income of $104.5 million, or $0.85 per diluted share, in the prior quarter.

## Comparison to the Third Quarter of Fiscal Year 2013

Net income was $81.7 million, or $0.67 per diluted share, as compared with a net loss of $453.9 million, or $3.45 per diluted share, in the third quarter of fiscal year 2013. The third quarter of fiscal 2013 results included $734.0 million, or $3.86 per diluted share, of non-cash impairment charges related to intangible assets. The current quarter results included $12.3 million, or $0.07 per diluted share, in severance and other operating expenses related to several previously disclosed corporate initiatives. The prior year quarter also included net tax expenses of $9.2 million, or $0.07 per diluted share, related to tax reserve adjustments offset in part by a tax reserve release related to favorable results of tax audits.

- Operating revenues of $720.1 million were up 7% from $673.9 million in the third quarter of fiscal 2013, primarily due to higher average equity AUM, while performance fees were slightly higher as the current quarter included significant annual calendar year-end locks for Permal. The prior year quarter's results included a $32 million performance fee from Western Asset related to the wind-down of its participation in the U.S. Treasury's Public-Private Investment Program.

- Operating expenses of $598.4 million were down from $1.3 billion in the third quarter of fiscal 2013 as last year's results included $734.0 million in non-cash impairment charges related to intangible assets. There were also $12.3 million of current quarter operating expenses related to corporate initiatives. The current quarter expenses included a gain of $6.5 million in the market value of deferred compensation and seed investments which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $3.7 million in the prior year quarter. The quarter's results included a $5.0 million charge related to a fair value adjustment of the contingent consideration liability from the Fauchier acquisition.

- Other non-operating income was $4.3 million, as compared to a non-operating expense of $5.4 million in the third quarter of fiscal year 2013. Gains on corporate investments not offset by compensation were $10.0 million compared with gains of $6.8 million in the third quarter of fiscal 2013. The current quarter also included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter included $1.2 million in losses associated with consolidated investment vehicles compared to $4.0 million in losses in the third quarter of fiscal year 2013. The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 16.9%, as compared to a negative margin in the prior year quarter due to the non-cash impairment charges related to intangible assets. Operating margin, as adjusted, was 24.1%, as compared with 20.4% in the prior year quarter.

- Adjusted income was $124.6 million, or $1.03 per diluted share, compared to adjusted income of $91.8 million, or $0.70 per diluted share, in the prior year quarter.

Batterymarch • Brandywine Global • ClearBridge Investments • Legg Mason Global Asset Allocation • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

3

**Quarterly Business Developments and Recent Announcements**

- Legg Mason hired Thomas K. Hoops, an executive with significant leadership experience in the asset management industry, as Executive Vice President and Head of Business Development, from Wells Fargo Asset Management.  In this new executive role, he will have responsibility to lead the expansion of the firm's product and investment capabilities, working with the executive team, the investment affiliates and global distribution for the firm.

- Western Asset launched two cross border funds: the Legg Mason Western Asset Macro Opportunity Bond Fund and the Legg Mason Western Asset Senior Loans Fund, as clients continued to focus on specialized and unconstrained strategies.

- ClearBridge launched two subadvised funds with nearly $200 million for a Taiwanese institution: a US Opportunity Aggressive fund and a Global Biotech fund.

- Brandywine Global launched the Legg Mason BW Alternative Credit Opportunities Fund, in a response to client demand for unconstrained and absolute return products.

- Standard & Poor's revised Legg Mason's outlook to positive from stable.

- Legg Mason raised $400 million in 30-year debt to replace its existing bank term loan,  significantly extending maturities and locking in a fixed rate at current historical lows.

**Quarterly Performance**

At December 31, 2013:

|  | 1-Year | 3-Year | 5-Year | 10-Year |
|---|---|---|---|---|
| % of Strategy AUM beating Benchmark[3] | 80% | 86% | 89% | 92% |
| % of Long-Term US Fund Assets beating Lipper Category Average[3] | | | | |
| Equity | 38% | 52% | 48% | 61% |
| Fixed Income | 33% | 77% | 79% | 83% |
| Total US Fund Assets | 36% | 61% | 58% | 68% |

Of Legg Mason's long-term U.S. mutual fund assets, 37% were rated 4 or 5 stars by Morningstar.

**Balance Sheet and Capital Deployment**

At December 31, 2013, Legg Mason's cash position was $805 million.  Total debt was $1.1 billion and stockholders' equity was $4.7 billion.  The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 19%, consistent with the prior quarter.  In the quarter, the Company completed additional open market purchases of 2.3 million shares, which reduced weighted average shares by 1.1 million.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.13 per share.  The dividend is payable April 14, 2014 to shareholders of record at the close of business on March 13, 2014.

[3]See "Supplemental Data Regarding Quarterly Performance" below.

Batterymarch  •  Brandywine Global  •  ClearBridge Investments  •  Legg Mason Global Asset Allocation  •  Legg Mason Global Equities Group
Permal  •  Royce & Associates  •  Western Asset Management

4

**Conference Call to Discuss Results**

A conference call to discuss the Company's results, hosted by Mr. Sullivan, will be held at 8:00 am EST today. The call will be open to the general public.  Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 36444681 at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 36444681# when prompted.  Please note that the replay will be available beginning at 10:30 a.m. EST on Friday, January 31, 2014, and ending at 11:59 p.m. EST on February 14, 2014.

**About Legg Mason**

Legg Mason is a global asset management firm, with $680 billion in assets under management as of December 31, 2013.  The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

*This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and in the Company's quarterly reports on Form 10-Q, and "Risk Factors" in the Company's Prospectus Supplement dated January 16, 2014 and filed with the U.S. Securities and Exchange Commission on January 17, 2014.*

Batterymarch  •  Brandywine Global  •  ClearBridge Investments  •  Legg Mason Global Asset Allocation  •  Legg Mason Global Equities Group
Permal  •  Royce & Associates  •  Western Asset Management

5

## Supplemental Data Regarding Quarterly Performance

### Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective.   In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned.  Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately ninety percent of total AUM is included in strategy AUM as of December 31, 2013, although not all strategies have three-, five-, and ten-year histories.  Total strategy AUM includes liquidity assets.  Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results.  For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance.  These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ.  The information in this table is provided solely for use in connection with this table, and is not directed toward existing or potential clients of Legg Mason.

### Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results.  Source: Lipper Inc.

---

Batterymarch  •  Brandywine Global  •  ClearBridge Investments  •  Legg Mason Global Asset Allocation  •  Legg Mason Global Equities Group
Permal  •  Royce & Associates  •  Western Asset Management

**LEGG MASON, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME (LOSS)**
**(Amounts in thousands, except per share amounts)**
**(Unaudited)**

| | Quarters Ended | | | For the Nine Months Ended | |
|---|---|---|---|---|---|
| | December 2013 | September 2013 | December 2012 | December 2013 | December 2012 |
| **Operating Revenues:** | | | | | |
| Investment advisory fees: | | | | | |
| Separate accounts | $ 197,295 | $ 191,645 | $ 181,755 | $ 579,974 | $ 547,617 |
| Funds | 381,020 | 372,679 | 360,827 | 1,124,170 | 1,080,208 |
| Performance fees | 50,748 | 17,346 | 46,395 | 90,115 | 65,240 |
| Distribution and service fees | 88,299 | 86,202 | 83,083 | 259,380 | 246,621 |
| Other | 2,730 | 1,980 | 1,840 | 6,722 | 5,201 |
| Total operating revenues | 720,092 | 669,852 | 673,900 | 2,060,361 | 1,944,887 |
| **Operating Expenses:** | | | | | |
| Compensation and benefits | 322,553 | 294,272 | 308,248 | 912,936 | 881,002 |
| Distribution and servicing | 148,801 | 155,142 | 143,410 | 474,131 | 458,370 |
| Communications and technology | 38,702 | 39,968 | 38,400 | 117,069 | 111,861 |
| Occupancy | 30,904 | 24,922 | 31,072 | 82,635 | 88,642 |
| Amortization of intangible assets | 4,170 | 3,624 | 3,505 | 11,418 | 10,514 |
| Impairment of intangible assets | - | - | 734,000 | - | 734,000 |
| Other | 53,310 | 45,558 | 48,588 | 150,620 | 138,010 |
| Total operating expenses | 598,440 | 563,486 | 1,307,223 | 1,748,809 | 2,422,399 |
| **Operating Income (Loss)** | 121,652 | 106,366 | (633,323) | 311,552 | (477,512) |
| **Other Non-Operating Income (Expense):** | | | | | |
| Interest income | 1,681 | 1,371 | 1,646 | 4,691 | 5,300 |
| Interest expense | (12,690) | (12,859) | (13,564) | (38,617) | (46,909) |
| Other income (expense) | 14,622 | 9,662 | 9,926 | 24,369 | (34,052) |
| Other non-operating income (expense) of consolidated investment vehicles | 690 | 2,311 | (3,449) | 5,698 | (6,080) |
| Total other non-operating income (expense) | 4,303 | 485 | (5,441) | (3,859) | (81,741) |
| **Income (Loss) Before Income Tax Provision (Benefit)** | 125,955 | 106,851 | (638,764) | 307,693 | (559,253) |
| Income tax provision (benefit) | 46,004 | 19,153 | (180,214) | 90,949 | (168,814) |
| **Net Income (Loss)** | 79,951 | 87,698 | (458,550) | 216,744 | (390,439) |
| Less: Net income (loss) attributable to noncontrolling interests | (1,783) | 1,410 | (4,680) | 907 | (7,908) |
| **Net Income (Loss) Attributable to Legg Mason, Inc.** | $ 81,734 | $ 86,288 | $ (453,870) | $ 215,837 | $ (382,531) |
| **Net Income (Loss) per Share Attributable to Legg Mason, Inc. Common Shareholders:** | | | | | |
| Basic | $ 0.68 | $ 0.70 | $ (3.45) | $ 1.76 | $ (2.84) |
| Diluted | $ 0.67 | $ 0.70 | $ (3.45) | $ 1.75 | $ (2.84) |
| **Weighted Average Number of Shares Outstanding:** | | | | | |
| Basic | 120,583 | 122,974 | 131,534 | 122,920 | 134,770 |
| Diluted [1] | 121,126 | 123,207 | 131,534 | 123,236 | 134,770 |

[1] Diluted shares are the same as basic shares for periods with a loss and any adjustment for Adjusted Income is not material.

**LEGG MASON, INC. AND SUBSIDIARIES**
**CONSOLIDATING STATEMENTS OF INCOME (LOSS)**
**(Amounts in thousands)**
**(Unaudited)**

| | Quarters Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 2013 | | | September 2013 | | | December 2012 | | |
| | Balance Before Consolidation of Consolidated Investment Vehicles | Consolidated Investment Vehicles | Consolidated Totals | Balance Before Consolidation of Consolidated Investment Vehicles | Consolidated Investment Vehicles | Consolidated Totals | Balance Before Consolidation of Consolidated Investment Vehicles | Consolidated Investment Vehicles | Consolidated Totals |
| Total operating revenues | $ 720,591 | $ (499) | $ 720,092 | $ 670,375 | $ (523) | $ 669,852 | $ 674,506 | $ (606) | $ 673,900 |
| Total operating expenses | 598,299 | 141 | 598,440 | 563,361 | 125 | 563,486 | 1,307,124 | 99 | 1,307,223 |
| **Operating Income (Loss)** | 122,292 | (640) | 121,652 | 107,014 | (648) | 106,366 | (632,618) | (705) | (633,323) |
| Other non-operating income (expense) | 5,496 | (1,193) | 4,303 | (1,487) | 1,972 | 485 | (1,385) | (4,056) | (5,441) |
| **Income (Loss) Before Income Tax Provision (Benefit)** | 127,788 | (1,833) | 125,955 | 105,527 | 1,324 | 106,851 | (634,003) | (4,761) | (638,764) |
| Income tax provision (benefit) | 46,004 | - | 46,004 | 19,153 | - | 19,153 | (180,214) | - | (180,214) |
| **Net Income (Loss)** | 81,784 | (1,833) | 79,951 | 86,374 | 1,324 | 87,698 | (453,789) | (4,761) | (458,550) |
| Less: Net income (loss) attributable to noncontrolling interests | 50 | (1,833) | (1,783) | 86 | 1,324 | 1,410 | 81 | (4,761) | (4,680) |
| **Net Income (Loss) Attributable to Legg Mason, Inc.** | $ 81,734 | $ - | $ 81,734 | $ 86,288 | $ - | $ 86,288 | $ (453,870) | $ - | $ (453,870) |

| | For the Nine Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | December 2013 | | | December 2012 | | |
| | Balance Before Consolidation of Consolidated Investment Vehicles | Consolidated Investment Vehicles | Consolidated Totals | Balance Before Consolidation of Consolidated Investment Vehicles | Consolidated Investment Vehicles | Consolidated Totals |
| Total operating revenues | $ 2,061,998 | $ (1,637) | $ 2,060,361 | $ 1,946,667 | $ (1,780) | $ 1,944,887 |
| Total operating expenses | 1,748,486 | 323 | 1,748,809 | 2,421,982 | 417 | 2,422,399 |
| **Operating Income (Loss)** | 313,512 | (1,960) | 311,552 | (475,315) | (2,197) | (477,512) |
| Other non-operating income (expense) | (6,505) | 2,646 | (3,859) | (75,651) | (6,090) | (81,741) |
| **Income (Loss) Before Income Tax Provision (Benefit)** | 307,007 | 686 | 307,693 | (550,966) | (8,287) | (559,253) |
| Income tax provision (benefit) | 90,949 | - | 90,949 | (168,814) | - | (168,814) |
| **Net Income (Loss)** | 216,058 | 686 | 216,744 | (382,152) | (8,287) | (390,439) |
| Less: Net income (loss) attributable to noncontrolling interests | 221 | 686 | 907 | 379 | (8,287) | (7,908) |
| **Net Income (Loss) Attributable to Legg Mason, Inc.** | $ 215,837 | $ - | $ 215,837 | $ (382,531) | $ - | $ (382,531) |

**LEGG MASON, INC. AND SUBSIDIARIES**
**SUPPLEMENTAL DATA**
**RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.**
**TO ADJUSTED INCOME** [1]
**(Amounts in thousands, except per share amounts)**
**(Unaudited)**

| | Quarters Ended | | | For the Nine Months Ended | |
|---|---|---|---|---|---|
| | December 2013 | September 2013 | December 2012 | December 2013 | December 2012 |
| **Net Income (Loss) Attributable to Legg Mason, Inc.** | $ 81,734 | $ 86,288 | $ (453,870) | $ 215,837 | $ (382,531) |
| Plus (less): | | | | | |
| Amortization of intangible assets | 4,170 | 3,624 | 3,505 | 11,418 | 10,514 |
| Loss on extinguishment of 2.5% senior notes | - | - | - | - | 54,873 |
| Impairment of intangible assets | - | - | 734,000 | - | 734,000 |
| Contingent consideration fair value adjustment | 5,000 | - | - | 5,000 | - |
| Deferred income taxes on intangible assets: | | | | | |
| Impairment charges | - | - | (225,748) | - | (225,748) |
| Tax amortization benefit | 33,706 | 33,737 | 33,865 | 101,179 | 101,611 |
| U.K. tax rate adjustment | - | (19,164) | - | (19,164) | (18,075) |
| Imputed interest on convertible debt (2.5% senior notes) | - | - | - | - | 5,839 |
| **Adjusted Income** | $ 124,610 | $ 104,485 | $ 91,752 | $ 314,270 | $ 280,483 |
| | | | | | |
| **Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders** | $ 0.67 | $ 0.70 | $ (3.45) | $ 1.75 | $ (2.84) |
| Plus (less): | | | | | |
| Amortization of intangible assets | 0.04 | 0.03 | 0.03 | 0.09 | 0.08 |
| Loss on extinguishment of 2.5% senior notes | - | - | - | - | 0.41 |
| Impairment of intangible assets | - | - | 5.58 | - | 5.45 |
| Contingent consideration fair value adjustment | 0.04 | - | - | 0.04 | - |
| Deferred income taxes on intangible assets: | | | | | |
| Impairment charges | - | - | (1.72) | - | (1.68) |
| Tax amortization benefit | 0.28 | 0.28 | 0.26 | 0.82 | 0.75 |
| U.K. tax rate adjustment | - | (0.16) | - | (0.15) | (0.13) |
| Imputed interest on convertible debt (2.5% senior notes) | - | - | - | - | 0.04 |
| **Adjusted Income per Diluted Share** | $ 1.03 | $ 0.85 | $ 0.70 | $ 2.55 | $ 2.08 |

[1] See explanations for Use of Supplemental Non-GAAP Financial Information.

**LEGG MASON, INC. AND SUBSIDIARIES**
**SUPPLEMENTAL DATA**
**RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED[1]**
**(Amounts in thousands)**
**(Unaudited)**

| | Quarters Ended | | | For the Nine Months Ended | |
|---|---|---|---|---|---|
| | December 2013 | September 2013 | December 2012 | December 2013 | December 2012 |
| **Operating Revenues, GAAP basis** | $ 720,092 | $ 669,852 | $ 673,900 | $ 2,060,361 | $ 1,944,887 |
| Plus (less): | | | | | |
| Operating revenues eliminated upon consolidation of investment vehicles | 499 | 523 | 606 | 1,637 | 1,780 |
| Distribution and servicing expense excluding consolidated investment vehicles | (148,788) | (155,134) | (143,393) | (474,097) | (458,325) |
| **Operating Revenues, as Adjusted** | $ 571,803 | $ 515,241 | $ 531,113 | $ 1,587,901 | $ 1,488,342 |
| **Operating Income (Loss), GAAP basis** | $ 121,652 | $ 106,366 | $ (633,323) | $ 311,552 | $ (477,512) |
| Plus: | | | | | |
| Gains on deferred compensation and seed investments | 6,508 | 4,176 | 3,689 | 12,556 | 29,315 |
| Impairment of intangible assets | - | - | 734,000 | - | 734,000 |
| Contingent consideration fair value adjustment | 5,000 | - | - | 5,000 | - |
| Amortization of intangible assets | 4,170 | 3,624 | 3,505 | 11,418 | 10,514 |
| Operating income and expenses of consolidated investment vehicles | 640 | 648 | 705 | 1,960 | 2,197 |
| **Operating Income, as Adjusted** | $ 137,970 | $ 114,814 | $ 108,576 | $ 342,486 | $ 298,514 |
| Operating Margin, GAAP basis | 16.9 % | 15.9 % | (94.0) % | 15.1 % | (24.6) % |
| Operating Margin, as Adjusted | 24.1 | 22.3 | 20.4 | 21.6 | 20.1 |

[1] See explanations for Use of Supplemental Non-GAAP Financial Information.

**LEGG MASON, INC. AND SUBSIDIARIES**
**(Amounts in billions)**
**(Unaudited)**

**Assets Under Management**

| | Quarters Ended | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| By asset class: | December 2013 | September 2013 | June 2013 | March 2013 | December 2012 | | |
| Equity | $ 182.5 | $ 169.5 | $ 164.4 | $ 161.8 | $ 145.5 | | |
| Fixed Income | 355.6 | 355.0 | 351.0 | 365.1 | 367.0 | | |
| Long-Term Assets | 538.1 | 524.5 | 515.4 | 526.9 | 512.5 | | |
| Liquidity | 141.4 | 131.5 | 129.1 | 137.7 | 136.4 | | |
| Total | $ 679.5 | $ 656.0 | $ 644.5 | $ 664.6 | $ 648.9 | | |

| | Quarters Ended | | | | | Nine Months Ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| By asset class (average): | December 2013 | September 2013 | June 2013 | March 2013 | December 2012 | December 2013 | December 2012 |
| Equity | $ 176.9 | $ 166.8 | $ 163.8 | $ 152.7 | $ 147.6 | $ 169.6 | $ 151.1 |
| Fixed Income | 356.5 | 351.5 | 362.6 | 366.1 | 369.3 | 357.6 | 364.1 |
| Long-Term Assets | 533.4 | 518.3 | 526.4 | 518.8 | 516.9 | 527.2 | 515.2 |
| Liquidity | 136.6 | 132.1 | 128.3 | 138.6 | 131.4 | 132.8 | 125.8 |
| Total | $ 670.0 | $ 650.4 | $ 654.7 | $ 657.4 | $ 648.3 | $ 660.0 | $ 641.0 |

**Component Changes in Assets Under Management**

| | Quarters Ended | | | | | Nine Months Ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | December 2013 | September 2013 | June 2013 | March 2013 | December 2012 | December 2013 | December 2012 |
| Beginning of period | $ 656.0 | $ 644.5 | $ 664.6 | $ 648.9 | $ 650.7 | $ 664.6 | $ 643.3 |
| Net client cash flows: | | | | | | | |
| Equity | (0.7) | (4.0) | (0.7) | (2.6) | (8.3) | (5.5) | (17.9) |
| Fixed Income | 0.7 | 0.3 | 0.9 | (0.4) | (6.8) | 2.0 | (10.5) |
| Liquidity | 9.9 | 2.3 | (8.7) | 1.2 | 7.6 | 3.5 | 18.5 |
| Total net client cash flows | 9.9 | (1.4) | (8.5) | (1.8) | (7.5) | (0.0) | (9.9) |
| Market performance and other | 13.6 | 14.2 | (11.6) | 12.1 | 5.7 | 16.2 | 22.1 |
| Acquisitions (Dispositions), net | - | (1.3) | - | 5.4 | - | (1.3) | (6.6) |
| End of period | $ 679.5 | $ 656.0 | $ 644.5 | $ 664.6 | $ 648.9 | $ 679.5 | $ 648.9 |

Note: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

## Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, as Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

### Adjusted Income

We define "Adjusted Income" as Net Income (Loss) Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as intangible asset impairments, the impact of fair value adjustments of contingent consideration liabilities, if any, the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt.

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., but is not a substitute for Net Income (Loss) Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Fair value adjustments of contingent consideration liabilities may or may not provide a tax benefit, depending on the tax attributes of the acquisition transaction. Our current fair value adjustment of contingent consideration does not provide a current tax benefit. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions.

In calculating Adjusted Income, we adjust for the impact of the amortization of management contract assets and impairment of indefinite-life intangible assets, and add (subtract) the impact of fair value adjustments of contingent consideration liabilities, if any, all of which arise from acquisitions, to Net Income (Loss) Attributable to Legg Mason, Inc. to reflect the fact that these items distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income (Loss) Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and U.K. tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back non-cash imputed interest and the extinguishment loss on contingent convertible debt adjusted for amounts allocated to the conversion feature, as well as adding the actual tax benefits on the imputed interest that are not realized under GAAP. These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments, or issued/extinguished contingent convertible debt.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items

Batterymarch • Brandywine Global • ClearBridge Investments • Legg Mason Global Asset Allocation • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

12

and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

**Operating Margin, as Adjusted**

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income (Loss), adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, transition-related costs of streamlining our business model, if any, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted".  The compensation items, other than transition-related costs, are removed from Operating Income (Loss) in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc.  We adjust for the impact of the amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions.  Transition-related costs, if any, impairment charges, and income (loss) of consolidated investment vehicles are removed from Operating Income (Loss) in the calculation because these items are not reflective of our core asset management operations.  We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period.  Operating Revenues, as Adjusted also includes our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities.  It excludes items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and indicates what Legg Mason's operating margin would have been without distribution revenues that are passed through to third parties as a direct cost of selling our products, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, transition-related costs, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above.  The consolidation of these investment vehicles does not have an impact on Net income (Loss) Attributable to Legg Mason, Inc.  This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Effective April 1, 2013, we revised our definition of Operating Margin, as Adjusted to add back the amortization of intangible assets.  We have applied this change to all periods presented. The impact on results for the three and nine months ended December 31, 2012, were increases of 0.6 and 0.7 percentage points, respectively.

Batterymarch  •  Brandywine Global  •  ClearBridge Investments  •  Legg Mason Global Asset Allocation  •  Legg Mason Global Equities Group
Permal  •  Royce & Associates  •  Western Asset Management

13